UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No      X

TELE NORTE LESTE PARTICIPAÇÕES S.A.	TELEMAR NORTE LESTE S.A.
Publicly held	Publicly held
CNPJ/MF No. 02.558.134/0001-58	CNPJ/MF No. 33.000.118/0001-79
NIRE No. 33300262539	NIRE No. 33300152580

MATERIAL FACT

Tele Norte Leste Participações S.A. (“TNLP”) and its subsidiary Telemar Norte Leste S.A. (“Telemar”), pursuant to CVM Instruction No. 358/02, hereby disclose that on April 30, 2008 we communicated to the Director of Investor Relations of Brasil Telecom Participações S.A. (“BrTP”) the acquisition to-date by Telemar, through COPART 1 Participações S.A., a company that is indirectly controlled by Telemar, of 13,609,000 preferred shares of BrTP, or 5.92% of BrTP’s outstanding preferred shares.

Item V of the Material Fact issued on April 25, 2008 disclosed that we reserved the right, in the absence of material information, in accordance with existing regulations, to purchase shares of BrTP or of Brasil Telecom S.A. (“BrTO”) in the open market, despite Telemar’s intention to conduct public tender offers for the acquisition of a certain number of preferred shares of BrTP and of BrTO (the “Tender Offers”).

The intention is to buy one-third of the outstanding preferred shares of BrTP, whether through open market purchases or through the Tender Offers. Such acquisitions are being made without any intent to change the control or the administrative structure of BrTP, except to the extent disclosed in the Material Fact of April 25, 2008.

In addition, TNLP and Telemar disclose that they have purchased to-date through their indirect subsidiary, COPART 2 Participações S.A., 10,724,600 preferred shares of BrTO, or 3.44% of the outstanding preferred shares of BrTO. TNLP and Telemar intend to buy, whether by means of purchases in the open market or the Tender Offers, up to one-third of the outstanding preferred shares of BrTO.

TNLP and Telemar reiterate their intention to, subject to market conditions, acquire through their indirect subsidiaries BrTO and BrTP preferred shares in the market or by means of Tender Offers up to their acquisition of the aforementioned number of preferred shares of BrTO and BrTP.

TNLP and Telemar also hereby disclose that the number of preferred shares they, directly or indirectly, buy in the open market will be subtracted from the number of preferred shares that will be the object of the respective Tender Offers, so that TNLP and Telemar will acquire only up to-one third of the outstanding BrTP and BrTO preferred shares in compliance with CVM Instruction No. 361/2002.

In light of the formalities required for the Tender Offers to comply with Brazilian laws and with the regulations of the U.S. Securities and Exchange Commission, TNLP and Telemar estimates that the terms of the Tender Offers (editais) and the announcements of the commencement of the Tender Offers will be published in approximately 30 days.

Rio de Janeiro, May 8, 2008.

José Luis Magalhães Salazar

Director of Investor Relations

Tele Norte Leste Participações S.A., Telemar Norte Leste S.A.

This Material Fact is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of Brasil Telecom Participações S.A. (“BRTP”) or Brasil Telecom S.A. (“BRTO”). The proposed tender offers for a portion of the preferred shares of BRTP and BRTO described in this Material Fact have not commenced.

Any offer to purchase or the solicitation of an offer to sell (1) any preferred shares of BRTP, including the preferred shares underlying BRTP’s American Depositary Receipts, (2) any preferred shares of BRTO, including the preferred shares underlying BRTO’s American Depositary Receipts, will be made only pursuant to offers to purchase and related materials that Telemar Norte Leste S.A. (“Telemar”) intends to file with the U.S. Securities and Exchange Commission (the “Commission”) upon commencement of these offers. Telemar urges shareholders who are eligible to participate in any of these tender offers to carefully read the offers to purchase and related materials relating to the offer or offers in which they are eligible to participate when they become available and prior to making any decisions with respect to that tender offer as these documents will contain important information about that tender offer.

Following the filing with the Commission of (1) the offers to purchase and related materials relating to the offers for the preferred shares of BRTP and/or BRTO, or (2) any other tender offer materials related to the offers for the preferred shares of BRTP and/or BRTO, shareholders of BRTP and BRTO will be able to obtain the filed documents free of charge on the Commission’s website at www.sec.gov or from Telemar.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer